ArentFox Schiff LLP 1717 K Street NW
Washington, DC 20006

202.857.6000 main
202.857.6395 fax

afslaw.com

Ralph De Martino
Partner
(202) 724-6848 direct
ralph.demartino@afslaw.com

November 6, 2023

Division of Corporation Finance Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re: SportsMap Tech Acquisition Corp.
Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A
Filed October 26, 2023
File No. 001-40916

To Whom It May Concern:

The undersigned serves as counsel to SportsMap Tech Acquisition Corporation (“SportsMap” or the “Company”). On behalf of SportsMap, we are writing to submit the Company’s response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth during a telephone discussion between the Staff and my colleague, Cody Boender, on November 3, 2023, relating to the Company’s Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed via EDGAR on October 26, 2023. Contemporaneous with the submission of this correspondence, the Company filed its Amendment No. 6 (the “Amendment”) to the Proxy Statement on Schedule 14A.

In response to the Staff’s comment, we have revised the disclosure in the Amendment as follows:

•	We have revised the disclosure on page 133 to remove the assumption of a private placement financing of $10 million.
•	We have revised the disclosure on pages 133 to 134 to indicate that the assumption of a $10 million private placement was included in prior investor presentations, but has been removed from the Proxy Statement to reflect the current status of the Company’s fundraising.
•	We have revised the disclosure on pages 37, 51, 52 and 74 to describe risks that would result if the Company is unable to secure additional financing in connection with the business combination.
•	We have revised the disclosure on page 74 to describe risks related to the difference in the valuation of the post-closing company and the valuation presented to the Company’s board of directors in recommending the business combination to the stockholders.

* * * * *

November 6, 2023

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Company’s Preliminary Proxy Statement.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: David Gow